SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2007

IBERDROLA, S.A.

(Exact name of registrant as specified in its charter)

Cardenal Gardoqui, 8

48008 Bilbao

Spain

(Address of principal executive offices)

Copies to:

Michael S. Immordino

Latham & Watkins

99 Bishopsgate

London EC2M 3XF

United Kingdom

Tel: +44 20 7710 1000

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐    No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press release dated May 11, 2007 regarding Iberdrola’s entry into the German gas market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IBERDROLA, S.A.
(Registrant)

By	/s/ JULIAN MARTINEZ-SIMANCAS
Name: Julián Martínez-Simancas
Title: General Secretary and Board Secretary

Date: May 11, 2007

Exhibit 99.1

PRESS release

            11th May, 2007

In Yesterday’s E.ON Ruhrgas Auction

IBERDROLA ENTERS GERMAN GAS MARKET WITH PURCHASE OF A MILLION MWh OF LNG

•     Gas supplies from Q4-2007 to 2010 will be delivered at Czech border. The Company initially plans to use the gas in trading operations

•     The contract strengthens IBERDROLA’s position in the European gas market. It is a major operator in Spain and the UK via the recent acquisition of ScottishPower, and has gained experience in the French market

IBERDROLA entered Germany’s gas market yesterday when it picked up one million megawatt hours (MWh) of gas in an auction held by E.ON Ruhrgas under the German group’s gas release programme.

The fuel will be delivered at the entry point of Waidhaus on the border with the Czech Republic from the fourth quarter of 2007 until 2010. IBERDROLA initially plans to use the gas in trading operations in Germany and neighbouring countries.

This contract award fits in perfectly with the Company’s interest in the German market, where IBERDROLA has already started proceedings for the forthcoming construction of two gas-fired combined cycle power plants. The plants, with a combined capacity of 2,000 MW, are located in Ludwigsau, Essen, and Lauchhammer, Brandenburg, and are to go on stream in 2010-2011.

The contract also enlarges IBERDROLA’s position in the European gas market. The Company is a major operator in gas in Spain, in the UK -since acquiring ScottishPower- and has also worked in France.

In the Spanish home market the Company is now the second-largest supplier of gas and the principal developer of gas infrastructures. In 2006 it sold 4.3 billion cubic metres of gas, representing 15% of total demand in the non-regulated market segment, supplying its own combined cycle plants –with a total managed capacity of 5,600 MW— as well as other industrial, commercial and domestic clients in Spain.

            ➢ Communication Division

IBERDROLA also supplied 20% of Spain’s LNG imports last year –3.2 million tonnes– via 101 landings of LNG carriers at regasification plants in Bilbao, Huelva and Sagunto.

Meanwhile, IBERDROLA is Spain’s most active developer of gas infrastructures in Spain, where it owns 25% of the Bahía Bizkaia Gas (BBG) regasification plant in Bilbao and 30% of the SAGGAS plant in Sagunto. In the MEDGAZ pipeline, now under construction, it is expanding its stake to 20%.

Through ScottishPower the IBERDROLA Group now holds a 9% share of the UK gas market, where it serves some two million customers. The Scottish unit also has a total gas storage capacity of 2.7 billion cubic metres, much of it in the United States, where it plans to expand its operations.

In 2004, IBERDROLA gained experience in the French gas market, after taking up 330,000 MWh in the auction held by Gaz du Sudouest at the request of the French Energy Regulation Commission.

            ➢ Communication Division

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities. The shares of Iberdrola S.A. may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about Iberdrola, S.A. and otherwise, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, capital expenditures, synergies, products and services, and statements regarding future performance. Forward-looking statements are statements that are not historical facts and are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions.

Although Iberdrola, S.A. believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Iberdrola, S.A. shares are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Iberdrola, S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by Iberdrola, S.A. to the Comisión Nacional del Mercado de Valores.

Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Iberdrola, S.A. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they were made. All subsequent oral or written forward-looking statements attributable to Iberdrola, S.A. or any of its members, directors, officers, employees or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements included herein are based on information available to Iberdrola, S.A. on the date hereof. Except as required by applicable law, Iberdrola, S.A. does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

            ➢ Communication Division